Exhibit 99.(f)(1)

Mississippi Power Company
Tender and Proxy Action                       Cash Payments
Cusips 605417-20-3   4.40% Pfd                    $1.00
              30-2   4.60% Pfd                    $1.00
              40-1   4.72% Pfd                    $1.00

Hello, my name is ____________ and I am calling on behalf of Mississippi Power Company. The purpose of my call today is to alert you to the Tender Offer being made by The Southern Company for your preferred shares and to discuss the upcoming Special Meeting of Shareholders to be held on December 10, 1997. I am also calling to request that you support the proposal amending the company's charter by sending in your voted proxy.

(1)  Have you received your materials already?
         Yes?     Great. (Go to Question 2.)
         No? Your material was just mailed and you will receive it shortly. Do you hold your shares with a bank or broker?
                  Yes?     If you do not receive it by ____, please call your
broker or bank to request additional copies to be sent to you.  **
                  No?      If you do not receive it by ____, please call us back
at 1-888-881-0526 to request additional copies.  This call is toll-free. **

                  ** When you receive the material, please take the time to review it and vote your proxy as soon as possible. Your Board of Directors recommends that you support the proposal. You must also decide whether you will participate in the tender offer. If you have any further questions about this please call us toll-free at 1-888-881-0526. Thank you. (End call)

(2)      Have you already tendered your shares?
         Yes? Great. Thank you. Please remember that you must also have voted in Favor of the proposal to validly tender your shares. (End call)
         No?      Do you plan on participating in the Tender?
                           Yes?     Fantastic.  Please remember that you must
also vote in Favor of the proposal to validly tender your shares. Also, your tender must be received by the Depositary, Bank of New York, prior to 5:00 pm Eastern Standard time on December 10, 1997. (End call)

                           No?      May I ask why? (Go to 3)
                       Won't tell?  I understand.  Thank you.  (Go to 3)
                       Undecided?   I understand.  Do you have any questions
about the offer? (Go to 3)


(3)  Have you already voted you proxy?
         Yes?  Fantastic.  May I ask if you voted in support of the proposal?
                  Yes?     Thank you for your support.  (End call)
                  No?      May I ask why?  Please remember that without
supporting the proposal, you cannot participate in the tender offer. However, if you do vote For the proposal, you will receive a cash payment for your vote in favor. This cash payment will be $1.00. You are not eligible however, to receive this payment if you Tender. (End call)

                  Won't tell?       I understand. Thank you.  (End call)

         No?      Please remember that the meeting will be held on December 10,
1997 and we need to receive your voted proxy by then. Every share is important regardless of how many or how few shares you own. Your Board of Directors recommends that you support the proposal. You must also decide whether you will participate in the tender offer. If you have any further questions about this please call us toll-free at 1-888-881-0526.
Thank you.  (End call)

(4)      Thank you for your time and have a nice day.